Filed Pursuant to Rule 424(b)(3)
Registration No. 333-167246

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted .

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2010

PROSPECTUS SUPPLEMENT
(to Prospectus dated June 23, 2010)

     Shares

Yuhe International, Inc.

Common Stock

Yuhe International, Inc. is offering           shares of our common stock at a price of $    per share.

Our common stock is listed on the NASDAQ Capital Market under the symbol “YUII.” The last reported closing sale price of our common stock on October 18, 2010 was $7.51 per share.

The information contained or incorporated in this prospectus supplement is accurate only as of its respective date, regardless of the time of delivery of this prospectus supplement or any sale of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us, Before Expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional            shares of our common stock to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $   , and our total proceeds, before expenses, will be $   .

We expect to deliver the shares of our common stock on or about October    , 2010.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Roth Capital Partners

Rodman & Renshaw, LLC	Brean Murray, Carret & Co.	Global Hunter Securities

The date of this prospectus supplement is October    , 2010.

Table of Contents

i

ABOUT THIS PROSPECTUS SUPPLEMENT

On June 2, 2010, we filed a registration statement on Form S-3 (File No. 333-167246) with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process, relating to the securities described in the accompanying prospectus, which registration statement was declared effective on June 23, 2010. Under this shelf registration process, we may, from time to time, sell up to $40 million of our common stock.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement and the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

We note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone else to provide you with additional or different information. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

The terms “Yuhe,” “Company,” “we,” “our” or “us” in this prospectus supplement refer to Yuhe International, Inc. and its predecessors and subsidiaries, unless the context suggests otherwise. Additionally, unless we indicate otherwise, references in this prospectus supplement to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus supplement, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“$,” “U.S.$” and “U.S. dollars” are to the legal currency of the United States.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference. This summary does not contain all of the information you should consider before investing in our common stock. Before deciding to invest in shares of our common stock, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein, including the discussion of “Risk Factors” and our consolidated financial statements and the related notes. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference includes “forward-looking statements,” which are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that such future developments will actually occur or that their effects will be as anticipated. Please see page 1 of the accompanying prospectus for cautionary information regarding forward-looking statements.

We are a supplier of day-old chicken raised for meat production, or broilers, in China. We purchase parent breeding stock from breeder farms, raise them to produce hatching eggs, and hatch the eggs to day-old broilers. Currently, we have 33 breeder farms with 20 in operation and three hatcheries with a total annual capacity of 2.2 million sets of breeders and 156 hatchers through our wholly-owned subsidiary, Weifang Yuhe Poultry Co. Ltd., or PRC Yuhe. The remaining 13 breeder farms (including eight purchased in December 2009 and five purchased in July 2010) are undergoing renovations and they are expected to be in full operation by the first quarter of 2011. Our day-old broilers are primarily purchased by broiler farms and integrated chicken companies for the purpose of raising them to market-weight broilers. Our customers are located in Shandong province and ten other provinces and special municipalities around Shandong province, including Jiangsu, Anhui, Henan, Hebei, Jilin, Liaoning, Heilongjiang, Tianjin, Beijing and Shanghai. In connection with our day-old broiler business, we also operate a feed stock business through a subsidiary company named Weifang Taihong Feed Co. Ltd., or Taihong, whose primary business is to supply feed stock to our breeders. Our operations are conducted exclusively by PRC Yuhe and Taihong in China.

Recent Developments

On October 11, 2010, Mr. Kunio Yamamoto, the previous beneficial owner of 7,654,817 shares of our common stock, entered into an agreement, or the Agreement, for the transfer of 7,222,290 shares of common stock, or the Transfer Shares, to Mr. Gao Zhentao, our chief executive officer, pursuant to a general, verbal and informal understanding between Mr. Kunio Yamamoto and Mr. Gao Zhentao at the time of execution of a share transfer agreement between Bright Stand International Co., Ltd., or Bright Stand, and all the then existing shareholders of PRC Yuhe on October 18, 2007. Based on that understanding, all or part of the shares issued to Mr. Kunio Yamamoto would be transferred to Mr. Gao Zhentao in consideration of Mr. Gao Zhentao’s commitment to management of our business operations and future achievement of the financial targets as set forth in a Make Good Agreement dated March 12, 2008. Consequently, on October 11, 2010, Mr. Kunio Yamamoto agreed to transfer the Transfer Shares, representing approximately 44.8% of our issued and outstanding common stock, to Mr. Gao Zhentao in a private transaction intended to be exempt from registration under the Securities Act of 1933, as amended, or the Securities Act. On the same day, Mr. Kunio Yamamoto also transferred an aggregate of 432,527 shares of our common stock to six individuals who had issued personal loans to him as well as to designees of these lenders, pursuant to the exercise by these lenders of warrants for our common stock. Mr. Kunio Yamamoto issued the warrants to these lenders at the time of such loans in December 2007. The transfers were completed on October 13, 2010.

On July 14, 2010, PRC Yuhe entered into an asset purchase agreement with Liaoning Haicheng Songsen Stock Farming and Feed Co., Ltd., or Haicheng Songsen, and Mr. Jiang Zhaolin, the controlling shareholder of Haicheng Songsen. Pursuant to the asset purchase agreement, the sellers agreed to sell to PRC Yuhe certain assets of Haicheng Songsen, including five breeder farms with a total area of approximately 52 acres and total building coverage of approximately 680,000 square feet in Haicheng, Liaoning province, China, for a purchase price of approximately RMB 21.3 million. The purchase was closed in August 2010.

Concurrently, PRC Yuhe entered into a service agreement with Mr. Jiang Zhaolin. Pursuant to the service agreement, Mr. Jiang Zhaolin has agreed to provide PRC Yuhe with certain services related to completion and closing of the asset purchase in consideration for a certain number of restricted shares of our common stock calculated at a price of $10 per share with total consideration equal to approximately RMB 20 million. Based on such calculation, Mr. Jiang Zhaolin received approximately 300,000 restricted shares at the closing.

The Offering

Issuer	Yuhe International, Inc.

Common stock offered by us	shares

Over-allotment option	We have granted the underwriters an option to purchase up to additional shares of common stock to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

Common stock to be outstanding immediately after this offering	shares

Offering price	$ per share

Exchange listing	Our common stock is listed on the NASDAQ Capital Market under the symbol “YUII.”

Use of proceeds	We intend to use the net proceeds from this offering for future acquisitions, capital expenditures and general corporate and working capital purposes.

Transfer agent	Interwest Transfer Company, Inc.

Risk factors
Investing in our common stock involves risk. See “Risk Factors” beginning on page S-6 of this prospectus supplement for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on 16,109,563 shares of common stock outstanding as of September 30, 2010.

Unless otherwise stated, all information contained in the prospectus supplement assumes no exercise of the over-allotment option granted to the underwriters.

See “Description of Common Stock” and “Anti-Takeover Effects of Nevada Law” in the accompanying prospectus for information regarding our common stock, our articles of incorporation and related Nevada law matters.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2010 and the financial statements and related notes incorporated by reference into this prospectus supplement. Historical financial information may not be indicative of our future performance and the results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year.

	Six months ended June 30,		Year ended December 31,
Consolidated Income Statement Data	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
	US$ (except share data)
Net revenue	$24,235,548	$20,748,763	$47,245,758	$34,626,2822
Cost of revenue	(16,212,105)	(13,883,779)	(30,504,187)	(21,572,722)
Gross profit	8,023,443	6,864,984	16,741,571	13,053,560

Operating expenses:
Selling expenses	(312,515)	(201,596)	(434,056)	(425,460)
General and administrative expenses	(1,631,139)	(1,379,237)	(2,963,536)	(1,725,590)
Total operating expenses	(1,943,654)	(1,580,833)	(3,397,592)	(2,151,050)

Income from operations	6,079,789	5,284,151	13,343,979	10,902,510
Non-operating income (expenses):
Interest income	139	141	237	249,738
Other income (expenses)	8,084	4,661	849	(21,704)
(Loss) gain on disposal of fixed assets	(176)	27,778	24,567	84,663
Investment income	15,615	15,509	15,522	12,251
Interest expenses	(115,138)	(325,427)	(608,789)	(702,573)
Total other income (expenses)	(91,476)	(277,338)	(567,614)	(377,625)

Net income before income taxes	5,988,312	5,006,813	12,776,365	10,524,885
Income tax benefits	(5,930)	-	17,756	—
Net income	5,982,383	5,006,813	12,794,121	10,524,885

Other comprehensive income:
Foreign currency translation	264,409	52,078	106,520	1,139,508
Comprehensive income	$6,246,792	$5,058,891	$12,900,641	$11,664,393

Earnings per share:
Basic	$0.38	$0.32	$0.81	$0.74
Diluted	$0.37	$0.32	$0.81	$0.73

Weighted average shares outstanding:
Basic	15,772,872	15,722,180	15,722,180	14,233,268
Diluted	16,041,393	15,722,180	15,792,540	14,476,504

	As of	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)
	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	19,633,056	14,047,147
Total assets	84,926,598	76,763,036
Total liabilities	23,067,026	21,511,643
Total stockholders’ equity	61,859,572	55,251,393

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the following risk factors, you should carefully consider the risks, uncertainties and assumptions discussed herein, and in other documents that we subsequently file with the SEC that update, supplement or supersede such information for which documents are incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.” Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the events anticipated by the risks described herein occur, our business, cash flow, results of operations and financial condition could be adversely affected, which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Outbreaks of poultry disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

Events beyond our control, such as the outbreak of avian influenza in 2006, may restrict our ability to conduct our operations and sales. An outbreak of disease may result in governmental restrictions on the import and export of products from our customers, or require us to destroy one or more of our flocks. This may result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In 2006, PRC Yuhe suffered an operating loss of $2,597,285 after the general decline in consumer demand for poultry products in late 2005 and early 2006 following the outbreak of avian influenza.

Worldwide fears about avian diseases, such as avian influenza, have depressed and may continue to adversely impact our sales. Avian influenza is a respiratory disease of birds. The milder forms occur occasionally around the world. A highly pathogenic strain of avian influenza, known as H5N1, has affected Asia since 2002. It is widely believed that H5N1 is spread by migratory birds, such as ducks and geese. There have also been some cases where H5N1 is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease. Our flocks have never been infected with the H5N1 virus. Although there are vaccines available for H5N1 and other forms of avian influenza, and we vaccinate our breeding stock against avian influenza in accordance with PRC government mandates, there is no guarantee that the disease can be completely prevented as the virus continues to mutate.

We do not typically have long-term purchase contracts with our customers and our customers have in the past, and may at any time in the future, reduce or cease purchasing products from us, which may adversely affect our business and results of operations.

We typically do not have long-term volume purchase contracts with our customers, and they are not obligated to purchase products from us. Accordingly, our customers may at any time reduce their purchases from us or cease purchasing our products altogether. In addition, any decline in demand for our products and any other negative development affecting our major customers or the poultry industry in general may adversely affect our results of operations. For example, if any of our customers experience serious financial difficulties, it may lead to a decline in sales of our products to such customers and our operating results may be adversely affected through, among other things, decreased sales volumes and write-offs of accounts receivable related to sales to such customers.

Our failure to compete with other poultry companies, especially companies with greater resources, may adversely affect our business, financial condition and results of operations.

The Chinese poultry industry is highly competitive. In general, competitive factors in the Chinese broiler, or chicken, industry include price, product quality, brand identification, breadth of product line and customer service. Our success depends in part on our ability to manage costs and be efficient in the highly competitive poultry industry. Some of our competitors have greater financial and marketing resources. As a result, we may not be able to successfully increase our market penetration or our overall share in the poultry market.

Increased competition may result in price reductions, increased sales incentive offerings, lower gross margins, sales expenses, marketing programs and expenditures to expand channels to market. Our competitors may offer products with better market acceptance, better price or better quality. Our business may be adversely affected if we are unable to maintain current product cost reductions, or achieve future product cost reductions. If we fail to address these competitive challenges, there may be a material adverse effect upon our business, consolidated results of operations and financial condition.

As a public company, we are required to comply with the requirements of the Sarbanes-Oxley Act of 2002 with respect to our internal control over financial reporting. If we fail to comply with the requirements of the Sarbanes-Oxley Act or if we fail to maintain adequate internal control over financial reporting, our business, results of operations and financial condition and the market price of our common stock may be adversely affected.

As a public company, we are required under applicable law and regulations to design and implement internal controls over financial reporting, and evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. Our management concluded that a material weakness existed as of December 31, 2009 with respect to our compliance with Section 402 of the Sarbanes-Oxley Act of 2002, as certain related party loans between us and Shandong Yuhe Food Group Co., Ltd. constituted prohibited transactions under Section 402 of the Sarbanes-Oxley Act. All such related party loans were repaid by the end of February 2010. In addition, there were certain audit adjustments identified by our former independent auditors related to our financial statements for the year ended December 31, 2009 indicating a material weakness in our internal control over financial reporting. The adjustments were mainly related to transferring amounts from work-in-progress to fixed assets, separating the current portion of long-term debt from long-term debt, and verifying the nature of capital leases and operating leases.

Although we have implemented measures to address the material weaknesses, we cannot assure you that we will not identify control deficiencies that may constitute significant deficiencies or material weaknesses in our internal controls in the future. As a result, we may be required to implement further remedial measures and to design enhanced processes and controls to address issues identified through future reviews. This could result in significant delays and costs to us and require us to divert substantial resources, including management time, from other activities.

If we do not fully remediate the material weaknesses identified by management or fail to maintain the adequacy of our internal controls in the future, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to satisfy the requirements of the Sarbanes-Oxley Act with respect to internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.

We use company-controlled personal bank accounts of certain of our employees for transit purposes to transact a substantial amount of our business and we transact a significant amount of our business in cash without using bank accounts.

We use company-controlled personal bank accounts of certain of our employees for transit purposes to transact a substantial portion of our business instead of our own bank accounts. As an industry practice in the rural areas of northern China, where our operations are primarily conducted, personal bank accounts of employees are commonly used for transit purposes for a company’s business. Individual suppliers and customers in the rural areas of China prefer these transactions as a more secure replacement for physical cash transactions due to the underdevelopment of the banking system in such areas. In addition, since banks in China do not accept corporate transactions on weekends, we cannot use corporate bank accounts to process transactions on weekends. We believe that the use of company-controlled personal bank accounts of our employees provides us with greater convenience and stronger control of asset management safety compared to physical cash transactions in these areas and under these circumstances.

We have established certain systematic controls over these personal bank accounts and have implemented a set of management procedures to monitor the use of these accounts. The procedures we have established for monitoring these accounts include the mandatory use of physical cards for access control, our management of the passcodes to these accounts and our requirement that the holders of these accounts enter into agreements with us with respect to the use of these accounts. However, since we do not own these personal bank accounts, potential disputes may arise with respect to the control of such accounts. In addition, if we fail to properly manage and control the personal bank accounts, we could be subject to compliance risks and potential loss of our assets.

Cash transactions account for less than one-third of our revenue and expenditures. We receive 20% to 30% of our revenue in the form of cash, and approximately 30% of expenditures are made through cash payments, the majority of which are directly drawn from the cash income received. Cash income is mainly received from livestock farmers for their purchases of our products, and cash expenditures are primarily made to the farmers for their provision of corn, our feed ingredient. These farmers do not accept payments in the form of bank transfers, but use cash transactions instead. It is a standard industry practice in China to conduct business with local farming communities on cash basis, and currently it is also the only viable means of payment to local farmers. We are not aware of any Chinese companies within our industry that have completely eliminated cash transactions when dealing with local farmers. We reserve an adequate amount of cash on hand to meet our payment obligations and do not deposit all cash income into banks, as may be the practice in other industries, because Chinese banks place restrictions on the number and size of cash withdrawals. The nature of our business requires a large amount of cash for transaction purposes, and we have implemented a series of management measures on cash control, including a cap on the amount of cash transactions and requirements relating to the maintenance of daily inventory, daily updates to the cash account record and the submission of supporting documents along with each receipt. To date, we have not experienced any cash losses, and we are gradually reducing the cash portion of our income and expenditures. However, if we fail to properly manage and control such cash transactions in the future, we may be exposed to potential compliance risks and loss of our cash, which may have an adverse effect on our business, financial condition and results of operations.

We conduct substantially all of our operations through our subsidiaries, and our performance will depend upon the performance of our subsidiaries.

We have no operations independent of those of Bright Stand, and its PRC subsidiaries, PRC Yuhe and Taihong. As a result, we are dependent upon the performance of Bright Stand and its subsidiaries and our performance will be subject to the financial, business and other factors affecting such subsidiaries as well as general economic and financial conditions. In addition, we are dependent on the cash flow of our subsidiaries to meet our obligations.

Because virtually all of our assets are held by our operating subsidiaries, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations, as well as trade payables of such subsidiaries. In the event of bankruptcy, liquidation or reorganization of us, our assets and those of our subsidiaries will be available to satisfy the rights of our shareholders only after all of Bright Stand and its subsidiaries’ liabilities and obligations have been paid in full.

Our sales revenue may be adversely affected by various factors, including demand for our products, sales price and general market conditions.

Demand for our products is affected by a number of factors, including the general demand for the products in the end markets that we serve and the sales prices of our products. A vast majority of our sales is derived directly or indirectly from customers who are broiler raisers and large integrated chicken companies whose day-old broiler production is not sufficient for their own use. Any significant decrease in the demand for day-old broilers may result in a decrease in our revenues and earnings. A variety of factors, including economic, health and regulatory factors and political and social instability, may contribute to a slowdown in the demand for day-old broilers.

Industry cyclicality, especially fluctuations in commodity prices of feed ingredients and breeding stock, may affect our earnings.

Currently, all our raw materials are procured in China. Profitability in the poultry industry is materially affected by the supply of parent breeding stocks and the commodity prices of feed ingredients, including corn, soybean cake, and other nutrition ingredients from numerous sources, mainly from wholesalers who collect the feed ingredients directly from farmers. As a result, the poultry industry is subject to wide fluctuations and cycles. These commodity prices are determined by supply and demand. We cannot eliminate the risk of increased operating costs from commodity price increases, and it is very difficult to predict when the feed price spiral cycles will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use for parent breeding stocks. In particular, weather patterns, the level of supply inventories and demand for feed ingredients, and the agricultural policies of the Chinese government affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns may affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens or deliver products. Increases in the prices of feed ingredients may result in increases in raw material costs and operating costs.

The supply of parent breeding stocks is also cyclical. We purchase parent breeding stocks from multiple suppliers. If we fail to maintain adequate breeding stock, our business, financial condition and results of operations may be adversely affected.

The cessation of tax exemptions by the Chinese government may affect our profitability.

As a leading agricultural enterprise jointly recognized by eight national authorities in China, we enjoyed income tax exemption status from January 2004 until November 2007. In connection with our restructuring in 2008, we were converted into a foreign investment enterprise, or FIE, wholly owned by Bright Stand and became subject to PRC income tax. Under the current PRC tax laws, FIEs such as ours are subject to income tax at a rate of 25%, while in practice tax reductions or exemptions in various forms are granted by local governments to FIEs.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New Tax Law, whereby both FIEs and domestic companies will be subject to a uniform income tax rate of 25%. On December 6, 2007, the State Council of China promulgated the Implementation Rules of the New Tax Law, or the Implementation Rules. Effective on January 1, 2008, both the New Tax Law and the Implementation Rules provide tax exemption or reduction treatment for enterprises engaged in agricultural industries, such as farming, foresting, fishing and animal husbandry. As an enterprise engaged in the farming industry, we are eligible for exemption and are not required to pay company income tax. If we lose the tax exemption treatment as of result of any future changes to the New Tax Law and Implementation Rules, our business, results of operations and financial condition may be materially and adversely affected.

Our business may be adversely affected due to inaccuracy in our sales forecasts.

We procure raw materials and produce our day-old broilers based on our sales forecasts. If we fail to accurately forecast demand for our products, we may produce excessive breeding stock, which may result in lower prices in order to sell our inventory and adversely affect our business, financial condition and results of operations.

Our products may contain undetected defects that are not discovered until after shipping.

Our products may contain undetected defects, which may result in a loss or delay in market acceptance of our products and thus harm our reputation and results of operations.

We have sustained losses in the past and cannot guarantee profitability in the future.

We sustained losses in 2006 and there is no assurance that we will continue to be profitable in the future. In addition, our business was impacted in 2006 due to the outbreak of avian influenza. A variety of factors may cause our operating results to decline and our financial condition to worsen, including:

•	competitors offering comparable products at lower prices;

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry and general market conditions;

•	superior product innovations by competitors;

•	rising raw material costs;

•	changes to management and key personnel; and

•	increased operating expenses relating to research and development, sales and marketing efforts and general and administrative expenses as we seek to grow our business.

As a result, we may fail to achieve our revenue expectation or experience higher-than-expected operating expenses, which may materially and adversely affect our business, results of operations and financial condition.

Our limited operating history may not serve as an adequate basis to judge our future prospects and operating results.

We have a limited operating history with respect to our current business, which may not provide a sufficient basis on which to evaluate our business or future prospects. Although our sales have grown rapidly in recent years, we cannot assure you that we will maintain profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand, a failure to realize anticipated sales growth may result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	maintain our current, and develop new, relationships with customers;

•	manage our expanding operations and product offerings, including the integration of any future acquisitions;

•	maintain adequate control of expenses;

•	attract, retain and motivate qualified personnel;

•	protect our reputation and enhance customer loyalty; and

•
anticipate and adapt to changing conditions in the poultry industry as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market factors.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

The loss of key personnel or the failure to attract or retain specialized technical and management personnel may impair our ability to grow our business.

We rely heavily on the services of our key employees, including Gao Zhentao, our Chief Executive Officer, Han Chengxiang, our Chief Production Officer, and Gang Hu, our Chief Financial Officer. In addition, our engineers and other key technical personnel constitute our significant assets and are the source of our technological and product innovations. We depend substantially on the leadership of a small number of farm directors and technicians who are devoted to research and development. However, we do not maintain “key person” life insurance for any of our senior management or other key employees. Additionally, approximately 90% of our products are sold through third-party distributors. Most of them are exclusive distributors and we expect them to be our future main sales force. We believe our future success will depend upon our ability to retain these key employees, engineers and technical personnel, and sales distributors. If we fail to attract and retain sufficient numbers of technical personnel to support our anticipated growth, if our current key employees and distributors decide not to continue to work with us, or if we are not able to obtain the services of additional personnel necessary for our growth, it may have an adverse effect on our ability to sell our products, as well as on our overall growth.

In addition, if any members of our senior management or any of our other key personnel join a competitor or form a competing company, we may lose customers, business partners, key professionals and staff members, which may materially and adversely affect our business, financial condition and results of operations.

We do not have any registered patents or other registered intellectual property on our production processes and we may not be able to maintain the confidentiality of our processes.

We have no patents or registered intellectual property covering our production processes and we rely on the confidentiality of our processes in producing a competitive product. The confidentiality of our know-how may not be maintained and we may lose any meaningful competitive advantage that might arise from our proprietary processes.

We may not be able to collect receivables incurred by customers.

Although we currently sell our products on a cash payment basis, our ability to receive payment for our products depends on the continued creditworthiness of our customers. In order to pay our expansion costs, we may be required to make sales to customers who are less creditworthy than our historical customers. Our customer base may change if our sales increase because of our expanded capacity. If we are not able to collect our receivables, our revenues and profitability will be adversely affected.

We do not have insurance coverage for our properties or assets.

We and our subsidiaries are not covered by any insurance. As a result, any material loss or damage to our properties or other assets, or personal injuries arising from our operations, may have a material adverse effect on our financial condition and operations.

Increased water, energy and gas costs would increase our expenses and reduce our profitability.

We require a substantial amount, and as we expand our business we will require additional amounts, of water, electricity and natural gas to produce and process our broiler products. The prices of water, electricity and natural gas fluctuate significantly over time. We may not be able to pass on increased costs of production to our customers. As a result, increases in the cost of water, electricity or natural gas may substantially affect our business and results of operations.

Increased costs of transportation would negatively affect our profitability.

Our transportation costs are a material portion of the cost of our products. We primarily ship our products and receive our inputs via truck and rely on third-party transportation companies for the delivery of most of our products and inputs. The costs associated with the transportation of our products and inputs fluctuate with the price of fuel, the costs to our transportation providers of labor and the capacity of our transportation sources. Increases in costs of transportation have adversely affected, and may in the future adversely affect, our profitability.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation may adversely affect our operational results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the Chinese government may change these economic reforms or the Chinese legal system at any time. This could have an adverse effect on our operations and profitability. Some of the factors that may have such an effect are:

•	Level of the government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your ability to legally protect your investment may be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, precedents set in earlier legal cases are not generally used in the Chinese legal system. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties may limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, most of our executive officers and directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it may be difficult, if not impossible, for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China has only recently permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its economic policies and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements.  However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, may have a significant effect on economic conditions in China or particular regions thereof.

Future inflation in China may inhibit our activity to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and widely fluctuating rates of inflation.  These factors have led to the adoption by Chinese government, from time to time, of various austerity measures designed to restrict the availability of credit or regulate growth and constrain inflation.  High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which may inhibit economic activity in China, and thereby harm the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues is denominated in Renminbi, and any future restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items.  In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by an foreign-invested enterprise, or an FIE, of foreign currency in its capital account into Renminbi by restricting how the converted Renminbi may be used. Circular 142 prohibits the use of Renminbi converted from foreign capital to purchase equity interests in PRC companies, unless the equity investment is within the approved business scope of the FIE and has been approved by SAFE. In addition, SAFE increased its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE's approval and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including fines. Therefore, our business expansions in China may be adversely affected if we cannot obtain such SAFE approvals.

The value of our common stock may be affected by the foreign exchange rates between other currencies and Renminbi.

The value of our common stock may be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, our business and the price of our common stock may be harmed.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Our business is regulated by the PRC farming authorities and we need production permits and immunization certificates from the farming authorities to carry out our business. Any suspension, discontinuation or revocation of our current production permits or immunization certificates may materially and adversely impact our business.

The Farming Bureau of Shandong Province and its local counterpart in Weifang City are the primary governmental regulators and supervisors of both PRC Yuhe and Taihong’s current businesses. Under relevant laws and regulations, both PRC Yuhe and Taihong must obtain production permits from the Farming Bureau of Shandong Province and the Ministry of Agriculture to carry out their current businesses. In addition, PRC Yuhe, as a company engaging in the breeder business, must obtain an immunization certificate from the local Farming Bureau in Weifang City.

Although relevant PRC laws require the Additive Premix Feed Production License to be inspected by the local government authority on an annual basis, the local government authority has not set up the procedures for us to proceed with such annual inspection for Taihong.  The local government authority has no requirement for Taihong to operate with such annual inspection records.  However, we cannot assure you that such practice will not change or that we will pass future annual inspections, if required by the relevant local government authority.

The Farming Bureau authorities have been strengthening their supervision over the breeder and feed businesses in the past years, and new PRC laws, rules and regulations may be introduced to impose additional requirements for relevant production permits or immunization certificates. We cannot assure you that our current production permits and immunization certificates will remain in effect in the future. Any suspension, discontinuation or revocation of our current production permits or immunization certificates may result in a material and adverse impact on our business, financial performance and prospects.

We may in the future be subject to claims and liabilities under environmental, health, safety and other laws and regulations, which could be significant.

Our operations are subject to various laws and regulations, including those governing wastewater discharges and the use, storage, treatment and disposal of hazardous materials. The applicable requirements under these laws are subject to amendment, the imposition of new or additional requirements and changing interpretations by governmental agencies or courts. In addition, we anticipate increased regulation by various governmental agencies concerning food safety, use of medication in feed formulations, the disposal of animal by-products and wastewater discharges. Furthermore, business operations currently conducted by us or previously conducted by others at real property owned or operated by us, business operations of others at real property formerly owned or operated by us and the disposal of waste at third-party sites expose us to the risk of claims under environmental, health and safety laws and regulations. We may incur material costs or liabilities in connection with claims related to any of the foregoing. The discovery of presently unknown environmental conditions, changes in environmental, health, safety and other laws and regulations, enforcement of existing or new laws and regulations and other unanticipated events may give rise to expenditures and liabilities, including fines or penalties, that may have a material adverse effect on our business, operating results and financial condition.

Failure to comply with PRC regulations relating to corporate restructurings by PRC residents may have an adverse effect on our business, results of operations and financial condition.

Six Chinese ministries jointly promulgated the Rules on Mergers with and Acquisitions of PRC Domestic Companies by Foreign Investors, or the M&A Rules, on August 8, 2006. The M&A Rules became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules subject acquisitions of domestic companies by offshore SPVs controlled by PRC residents, who at the same time are controlling shareholders of the domestic companies, or an Affiliated Acquisition, to the approval of Ministry of Commerce. There are also various stringent requirements applicable to foreign acquisition of domestic companies through SPVs under the M&A Rules.

We undertook a corporate restructuring in 2007 under which Bright Stand, a company owned by Mr. Kunio Yamamoto, acquired control of PRC Yuhe and Taihong from certain PRC resident shareholders, including Mr. Gao Zhentao.  At that time Mr. Yamamoto, the sole shareholder of Bright Stand, and Mr. Gao Zhentao, our chief executive officer, had a general, verbal and informal understanding pursuant to which all or part of our shares of common stock issued to Mr. Kunio Yamamoto would be transferred to Mr. Gao Zhentao in the future in consideration of Mr. Gao Zhentao’s commitment to management of our business operations and future achievement of the financial targets as set forth in the Make Good Agreement dated March 12, 2008.

The general, verbal and informal understanding, together with our corporate restructuring in 2007, may be deemed to have been an acquisition of domestic companies by an offshore SPV controlled by a PRC resident depending on the interpretation and implementation by the relevant Chinese regulatory agencies. If so interpreted, the general, verbal and informal understanding, together with our corporate restructuring in 2007, may be considered to have been a failure to comply fully with the M&A Rules, as it could be deemed to be an Affiliated Acquisition without approval under the M&A Rules. In such case, the Chinese regulatory authorities could invalidate our corporate restructuring conducted in 2007, impose fines and sanctions on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any public offerings into China, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material and adverse effect on our business, financial condition or results of operations, as well as on the trading price of our common stock.

Failure to comply with the recent PRC foreign exchange regulations relating to the establishment of offshore special purpose companies by PRC residents, mergers with and acquisitions of PRC domestic companies by foreign investors, and relevant approval and registration requirements may subject our PRC resident beneficial owners to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, generally referred to as Circular 75, requiring PRC residents to register with the local SAFE branch before establishing or acquiring control over any offshore special purpose company, or SPV, for the purpose of capital financing with assets or equities of PRC companies originally owned or controlled by such PRC residents. PRC residents who are shareholders of offshore SPVs and have completed such round-trip investments but did not carry out foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident shareholders are also required to amend their registrations with the local SAFE branch in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest.

We have requested that our current shareholders and/or beneficial owners disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice.  However, we cannot assure you that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules.  In case of any non-compliance by any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restrictions on our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which would adversely affect our business, financial condition and results of operations.

Our construction projects may be challenged by the relevant government agencies.

We have not obtained relevant government approvals and permits, including the planning permit, construction permit and the environmental permit, with respect to two of our projects involving the construction of breeder farm and feed stock production.  The constructions of these two projects may be challenged by relevant governmental authorities and our business operations may be interrupted or suspended.

Further approvals are required for the land that we lease from village committees.

We have entered into several land lease agreements respectively with certain local village committees in Weifang city for use of certain land owned by such villages. According to relevant PRC law, prior to entering into the lease agreements with us, the village committees must obtain the consent of at least two-thirds of the members of the respective village as well as the approval of the relevant people’s government. However, these village committees have not completed the required consent and approval procedures. Although we have not received any notice from any governmental authorities challenging the validity of these lease agreements, we cannot assure you that our use of the leased land will not be challenged in the future, which may adversely affect our business, results of operations and financial condition.

We may have to make up the unpaid social insurance and housing funds for our employees.

We have made the required pension payments for our employees who have employment contracts with PRC Yuhe or Taihong.  However, we have not made the other compulsory social welfare payments for our employees, including payments with respect to housing funds and other social insurance. We may be required to make up the unpaid compulsory social insurance and housing fund payments, and we may also be subject to administrative penalties with respect to these amounts, as may be determined by the government authorities. If we are required to pay such amounts, our business, results of operations and financial condition may be adversely affected.

RISKS RELATED TO THIS OFFERING AND THE MARKET FOR OUR COMMON STOCK

Our quarterly results may be volatile.

Our operating results have varied on a quarterly basis during our operating history and are likely to fluctuate significantly in the future. Many factors could cause our revenues and operating results to vary significantly in the future, including factors that are outside of our control. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance. If our results of operations in any quarter do not meet analysts’ expectations, our stock price may materially decrease.

Past incomplete disclosures may cause certain investors to rescind their past investment in us.

We filed a Form 10-K/A (Amendment No.1) on October 15, 2010 to amend our previous SEC filings to supplement certain disclosures with respect to a general, verbal and informal understanding between Mr. Gao Zhentao and Mr. Kunio Yamamoto at the time of a share transfer agreement dated October 18, 2007. Pursuant to such understanding, all or part of the shares of our common stock issued to Mr. Kunio Yamamoto would be transferred to Mr. Gao Zhentao in the future in consideration of Mr. Gao Zhentao’s commitment to management of our business operations and future achievement of the financial targets set forth in a Make Good Agreement on March 12, 2008. The general, verbal and informal understanding may result in invalidation of our corporate restructuring in 2007 as described in more details in the risk factor entitled “Failure to comply with PRC regulations relating to corporate restructurings by PRC residents may have an adverse effect on our business, results of operations and financial condition.” Such past incomplete disclosure may cause investors who purchased our shares pursuant to the Registration Statement on Form S-1 filed with the SEC on May 12, 2008, as amended, to rescind their purchase of our shares based on the Registration Statement on Form S-1, in which case we may be required to purchase from such investors their shares at their initial purchase price. This may have an adverse effect on our business, financial condition or results of operations, as well as on the trading price of our common stock.

We may issue additional shares of our capital stock to raise capital or complete acquisitions, which would reduce the equity interest of our stockholders.

Our articles of incorporation authorize the issuance of up to 500,000,000 shares of common stock and 1,000,000 shares of preferred stock, par value $0.001 per share. As of September 30, 2010, there were approximately 483,890,437 authorized and unissued shares of our common stock that have not been reserved and are available for future issuance. Other than the approximately 300,000 restricted shares of common stock expected to be issued to Mr. Jiang Zhaolin as disclosed in the section entitled “Prospectus Supplement Summary – Recent Developments,” we have no other commitments as of this date to issue any of our securities in connection with an acquisition. However, we may issue a substantial number of additional shares of our common stock in the future to complete a business combination or to raise capital. The issuance of additional shares of our common stock:

•	may significantly reduce the equity interest of our existing stockholders; and

•	may adversely affect prevailing market prices for our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

Other than the dividend of $3.088 per share that we paid to our shareholders in November 2007 as required by a stock purchase agreement between us and Halter Financial Investments, L.P., we have not declared dividends or paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur when our stock price appreciates.

Capital outflow policies in China may hamper our ability to declare and pay dividends to our stockholders.

China has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our management believes that we will be in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change, we may not be able to pay dividends to our stockholders outside of China. In addition, under current Chinese law, we must retain a reserve equal to 10% of net income after taxes, not to exceed 50% of the registered capital. Accordingly, this reserve will not be available to be distributed as dividends to our stockholders. We presently do not intend to pay dividends for the foreseeable future. Our board of directors intends to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business.

Our management has broad discretion as to the use of the net proceeds from this offering of our common stock and may allocate the net proceeds of this offering in ways that you or other stockholders may not approve.

We have not determined the specific amounts we plan to spend on any of the uses of the proceeds from this offering of our common stock as described in “Use of Proceeds” or the timing of these expenditures. Failure by our management to apply these funds effectively may adversely affect our ability to maintain and expand our business. In the event that management does not apply these funds effectively, your investment in our common stock may not result in a favorable return.

One stockholder controls approximately 44.8% of the voting power of our common stock and, as a result, he may exercise voting control and be able to take actions that may be adverse to your interests.

Mr. Gao Zhentao beneficially owned approximately 44.8% of our issued and outstanding common stock as of the date of this prospectus supplement. This concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive a disadvantage in owning shares in a company with one significant stockholder. Mr. Gao Zhentao has the ability to significantly influence the outcome of all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control.

Our common stock may be affected by limited trading volume and may fluctuate significantly.

Our common stock is traded on the Nasdaq Capital Market. Although an active trading market has developed for our common stock, there can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our stockholders’ ability to sell our common stock in short time periods, or at all. In addition, sales of substantial amounts of our common stock in the public market could harm the market price of our common stock. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $    million from this offering, or $    million if the underwriters exercise their over-allotment option in full, after deducting the estimated expenses related to this offering and the underwriting discounts and commissions payable by us.

We intend to use the net proceeds from this offering for future acquisitions, capital expenditures and general corporate and working capital purposes.

PRICE RANGE OF COMMON STOCK

Prior to October 30, 2009, our common stock was quoted on the NASDAQ’s Over-the-Counter Bulletin Board under the symbol “YUII.OB.” The following table sets forth the range of the high and low closing bid prices of our common stock for the periods indicated.

	High	Low
Fiscal 2008
Second Quarter (from April 7, 2008)	$6.13	$6.13
Third Quarter	8.00	6.13
Fourth Quarter	6.50	4.00

Fiscal 2009
First Quarter	4.00	0.75
Second Quarter	4.10	2.00
Third Quarter	6.14	3.48
Fourth Quarter (though October 29, 2009)	6.55	5.80

On October 30, 2009, our common stock commenced trading on the NASDAQ Capital Market under the symbol “YUII.” The following table sets forth the range of the high and low closing sale prices of our common stock on the NASDAQ Capital Market for the periods indicated.

	High	Low
Fiscal 2009
Fourth Quarter (from October 30, 2009)	$9.45	$5.71

Fiscal 2010
First Quarter	12.28	8.88
Second Quarter	10.10	7.16
Third Quarter (through October 18, 2010)	9.50	6.12

DIVIDEND POLICY

Other than the dividend of $3.088 per share that we paid to our shareholders in November 2007 as required by a stock purchase agreement between us and Halter Financial Investments, L.P., we have never declared dividends or paid cash dividends. Any future determination as to the declaration and payment of dividends on our common stock will be made at the discretion of our board of directors out of funds legally available for such purpose. We are under no contractual obligations or restrictions to declare or pay dividends on its common stock. In addition, we currently have no plans to pay such dividends. Even if we wish to pay dividends, because our cash flow depends on dividend distributions from our affiliated entities in China, we may be restricted from distributing dividends to our holders of common stock in the future if at the time we are unable to obtain sufficient dividend distributions from PRC Yuhe or Taihong. Our board of directors currently intends to retain all earnings for use in the business for the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010:

•	on an actual basis; and

•	on an as-adjusted basis after giving effect to this offering and after deducting underwriting commissions and estimated offering expenses paid or payable by us.

This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of
	June 30, 2010
	Actual	As Adjusted

Cash and cash equivalents	$19,633,056

Long-term loans	$8,518,638

Stockholders’ equity:
Common stock, par value $0.001 per share; authorized 500,000,000 shares, issued and outstanding 15,809,563 shares	15,809
Additional paid-in capital	31,034,149
Retained earnings	29,299,177
Accumulated other comprehensive income	1,510,437
Total stockholders’ equity	$61,859,572
Total capitalization	$70,378,210

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we have agreed to sell to the underwriters named below, for whom Roth Capital Partners, LLC is acting as representative, and the underwriters have agreed to purchase from us, the  number of shares of common stock set forth opposite their names below:

Number of
Underwriter	Shares
Roth Capital Partners, LLC
Rodman & Renshaw, LLC
Brean Murray, Carret & Co., LLC
Global Hunter Securities
Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

If the underwriters sell more shares than the above number, the underwriters have an option for 30 days to buy up to an aggregate of    additional shares from us at the public offering price less the underwriting commissions and discounts to cover these sales.

The underwriters propose to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus supplement. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times. In connection with the sale of the shares of common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters.

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions payable by us to the underwriters	$	$	$	$

We have agreed to pay to the underwriters a fee equal to 5% of the gross proceeds received from the sale of the shares, which payment shall be made by means of a discount to the underwriters from the public offering price.

In addition, upon successful completion of the offering, we have agreed to reimburse the representative upon request for its reasonable out-of-pocket expenses, not to exceed $150,000, incurred in connection with its services under the underwriting agreement, including the fees and disbursements of the representative’s legal counsel.

We estimate that total expenses payable by us with respect to this offering, excluding underwriting discounts and commissions, will be approximately $   .

We have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities exchangeable or convertible into common stock, without the prior written consent of Roth Capital Partners, LLC, for a period of 60 days, subject to an 18-day extension under certain circumstances, following the date of the underwriting agreement. In addition, Mr. Gao Zhentao, our chief executive officer and controlling shareholder, has agreed not to offer, sell, contract to sell or otherwise issue any shares of our common stock or securities exchangeable or convertible into common stock, subject to certain exceptions, without the prior written consent of Roth Capital Partners, LLC, for a period of 180 days, subject to an 18-day extension under certain circumstances, following the date of the underwriting agreement.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

Our common stock is traded on the NASDAQ Capital Market under the symbol “YUII.”

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters are not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option (a naked short position) the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters are not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

LEGAL MATTERS

The validity of the shares of our common stock offered in this prospectus supplement has been passed upon for us by Holland & Hart LLP, Reno, Nevada. Certain legal matters as to U.S. federal securities and New York law have been passed upon for us by Winston & Strawn LLP, New York, New York. Certain matters as to the laws of the People’s Republic of China have been passed upon for us by Shandong Haode Law Firm.  Loeb & Loeb, New York, New York, has acted as counsel for the underwriters in connection with this offering.  Han Kun Law Firm has acted as PRC counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of us and our subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been so incorporated in reliance upon the reports of Child, Van Wagoner & Bradshaw, PLLC, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act, with respect to the shares of our common stock offered by this prospectus supplement. This prospectus supplement is part of that registration statement and does not contain all the information included in the registration statement.

For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract, agreement or document.

The registration statement may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices of the SEC located at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and at 3 World Financial Center, Suite 400, New York, New York 10281. Copies of those filings can be obtained from the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates and may also be obtained from the web site that the SEC maintains at http://www.sec.gov. You may also call the SEC at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee by writing to the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file subsequently with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of this prospectus supplement:

•
our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 31, 2010, as amended by Amendment No.1 to our Form 10-K for the year ended December 31, 2009, filed with the SEC on October 15, 2010;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, filed with the SEC on May 14, 2010 and August 13, 2010, respectively;

•	our Current Reports on Form 8-K filed with the SEC on May 17, July 19 and October 15, 2010, respectively;

•
the description of our common stock contained in our Registration Statement on Form 8-A filed on October 29, 2009 (File No. 000-83125), including any amendment or report filed for the purpose of updating such description; and

•
all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering.

We will provide without charge to each person to whom this prospectus supplement and the accompanying prospectus are delivered, upon oral or written request, at no cost to the requestor, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement and the accompanying prospectus incorporate). Written or telephone requests should be directed to: Yuhe International, Inc., 301 Hailong Street, Hanting District, Weifang, Shandong province, the People’s Republic of China. Our telephone number is (86) 536 736 3688, and our website is located at www.yuhepoultry.com.

PROSPECTUS

$40,000,000

Yuhe International, Inc.

Common Stock

We may from time to time, in one or more offerings at prices and on terms that we will determine at the time of each offering, sell shares of our common stock for an aggregate initial offering price of up to $40,000,000. This prospectus describes the general manner in which shares of our common stock may be offered using this prospectus. Each time we offer and sell shares of our common stock, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of common stock offered hereby.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “YUII.” On June 1, 2010, the last reported sale price of our common stock was $9.03 per share. We will apply to list any shares of our common stock sold by us under this prospectus and any prospectus supplement on the NASDAQ Capital Market. The prospectus supplement will contain information, where applicable, as to any other listing of the securities on the NASDAQ Capital Market or any other securities market or exchange covered by the prospectus supplement.

The aggregate market value of our outstanding common stock held by non-affiliates was approximately $73.6 million based on 15,809,563 shares of outstanding common stock, of which 8,154,746 shares are held by non-affiliates, and a per share price of $9.03 based on the closing sale price of our common stock on June 1, 2010. We have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus.

Investing in our common stock involves substantial risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 2 of this prospectus and those contained in the applicable prospectus supplement that we have authorized for use in connection with a specific offering and in our Securities and Exchange Commission filings that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of shares of our common stock offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. We can sell shares of our common stock through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution” in this prospectus and the applicable prospectus supplement.

This prospectus is dated June 23, 2010

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus. If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of common stock. These documents are not an offer to sell or a solicitation of an offer to buy common stock in any circumstances under which the offer or solicitation is unlawful.
i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell common stock described in this prospectus in one of more offerings up to a maximum aggregate offering price of $40,000,000. This prospectus describes the general manner in which shares of our common stock may be offered by this prospectus. Each time we sell shares of our common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in documents incorporated by reference in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus or in documents incorporated by reference in this prospectus, you should rely on the information in the prospectus supplement. You should carefully read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying any shares of our common stock.

In this prospectus, references to the “company,” “we,” “us” and “our” refer to Yuhe International, Inc. and our predecessors and subsidiaries, unless the context otherwise requires.  Additionally, unless we indicate otherwise, references in this prospectus to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains forward-looking statements which involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,”  “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology.

You should not rely on forward-looking statements as predictions of future events or results. Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements.

In evaluating these statements, you should consider various factors, including the risks described in this prospectus under “Risk Factors” and elsewhere. These factors may cause our actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for us to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. We disclaim any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this prospectus, except as required by applicable law.

ABOUT YUHE INTERNATIONAL, INC.

The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update, supplement and/or supersede the information in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read this section together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements incorporated herein by reference.

We are a supplier of day-old chicken raised for meat production, or broilers, in China. We purchase parent breeding stock from breeder farms, raise them to produce hatching eggs, and hatch the eggs to day-old broilers. Currently, we have 28 breeder farms with 15 in operation and two hatcheries with a total annual capacity of 1.8 million sets of breeders and 116 hatchers through our wholly-owned subsidiary, Weifang Yuhe Poultry Co. Ltd., or PRC Yuhe. The remaining 13 breeder farms were purchased in December 2009 and are undergoing renovations. They are expected to be in full operation by the third quarter of 2010. Our day-old broilers are primarily purchased by broiler farms and integrated chicken companies for the purpose of raising them to market-weight broilers. Our customers are located in Shandong province and other ten provinces and special municipalities around Shandong province, including Jiangsu, Anhui, Henan, Hebei, Jilin, Liaoning, Heilongjiang, Tianjin, Beijing and Shanghai. In connection with our day-old broiler business, we also operate a feed stock business through a subsidiary company named Weifang Taihong Feed Co. Ltd., or Taihong, whose primary business is to supply feed stock to our breeders. Our operations are conducted exclusively by PRC Yuhe and Taihong in China. As of April 30, 2010, PRC Yuhe and Taihong had 1,025 full-time employees, among which, 109 employees, who were key technical and operational personnel, directly signed employment contracts with us.

Our principal executive office is located at 301 Hailong Street, Hanting District, Weifang, Shandong province, the People’s Republic of China. Our internet address is http://www.yuhepoultry.com, and our telephone number is (86) 536 736 3688.

Effective on April 4, 2008, we amended our articles of incorporation to effect a 1-for-14.70596492 reverse stock split of our common stock. All references in this prospectus to shares of our common stock are on a post-split basis.

RISK FACTORS

Investing in our common stock involves substantial risks. Please see the risk factors described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 as filed with the SEC on March 31, 2010, which is incorporated by reference in this prospectus and in any applicable prospectus supplement. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in common stock offered in such particular offering. Potential investors are urged to read and consider the risk factors and other disclosures relating to an investment in our common stock described in any applicable prospectus supplement and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein. You should consider carefully those risks as well as other information contained in this prospectus, any applicable prospectus supplement, and the documents incorporated by reference herein or therein, before deciding whether to purchase any shares of our common stock. Each of the risk factors could adversely affect our business, results of operations and financial condition, as well as the value of an investment in our common stock, and, as a result, you may lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of shares of our common stock under this prospectus for capital expenditures, possible future acquisitions, and general corporate and working capital purposes.  We have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 500,000,000 shares of our common stock, par value $0.001 per share. As of June 1, 2010, there were 15,809,563 shares of our common stock outstanding. The following summary of certain provisions of our common stock does not purport to be complete and is subject to and qualified in its entirety by the Nevada Revised Statutes, our articles of incorporation, as amended, and our bylaws.

General

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as our board of directors may determine. Each shareholder is entitled to one vote for each share of our common stock held on all matters submitted to a vote of the shareholders. Cumulative voting is not provided for in our amended articles of incorporation, which means that the majority of the shares voted can elect all of the directors that stand for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. There are no sinking fund provisions applicable to common stock. The outstanding shares of our common stock are fully paid and non-assessable.

Anti-Takeover Provisions

Our articles of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions which may involve an actual or threatened change in control of our company. Our board is authorized to adopt, alter, amend and repeal our bylaws or to adopt new bylaws. In addition, our board has the authority, without further action by our stockholders, to issue up to one million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of our preferred stock or additional shares of our common stock could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control.

Dividends

We do not intend to pay dividends on our capital stock for the foreseeable future.

Transfer Agent and Registrar

Interwest Transfer Company Inc. is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “YUII.”

ANTI-TAKEOVER EFFECTS OF NEVADA LAW

We are subject to the “business combination” provisions of Sections 78.411 to 78.444 of Nevada’s Combinations with Interested Stockholders statute.  In general, such provisions prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder:

•
for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or

•	after the expiration of the three-year period, unless:

•	the transaction is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or

•
if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) 10% or more of the earning power or net income of the corporation.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada’s Acquisition of Controlling Interest statute (NRS Sections 78.378-78.3793) applies only to Nevada corporations that conduct business directly or indirectly in Nevada and have at least 200 stockholders of record, including at least 100 stockholders of record who have addresses in Nevada appearing on the corporation’s stock ledger. As of the date of this prospectus, we do not believe we have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the Acquisition of Controlling Interest statute will not apply to us.

The Acquisition of Controlling Interest statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right.  The Acquisition of Controlling Interest statute also provides that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

PLAN OF DISTRIBUTION

We may sell shares of our common stock offered through this prospectus (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, (iv) in “at the market offerings,” within the meaning of Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise, (v) through a combination of any these methods or (vi) through any other methods described in a prospectus supplement. Shares of our common stock may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

• the terms of the offering;
• the names of any underwriters or agents;
• the name or names of any managing underwriter or underwriters;
• the purchase price of common stock;
• any over-allotment options under which underwriters may purchase additional shares of our common stock from us;
• the net proceeds from the sale of shares of our common stock;
• any delayed delivery arrangements;
• any underwriting discounts, commissions and other items constituting underwriters’ compensation;
• any discounts or concessions allowed or reallowed or paid to dealers;
• any commissions paid to agents; and
• any securities exchange or market on which the securities may be listed.

Sale Through Underwriters or Dealers

Only underwriters named in a particular prospectus supplement are underwriters of the shares of our common stock offered by the prospectus supplement.

If underwriters are used in the sale, the underwriters will acquire the shares of our common stock for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the shares of our common stock from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the shares of our common stock in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer shares of our common stock to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the shares of our common stock will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares of our common stock if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

In compliance with FINRA guidelines, the aggregate maximum fees or other items of value to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be.

If dealers are used in the sale of shares of our common stock offered through this prospectus, we will sell the shares of our common stock to them as principals. They may then resell such common stock to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell shares of our common stock offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such shares of our common stock may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered shares of our common stock and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell shares of our common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of such shares of our common stock. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase the shares of our common stock at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the shares of our common stock in the open market for the purpose of pegging, fixing or maintaining the price of the shares of our common stock. Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

In connection with an offering, an underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock, if any, from us in the offering. If the underwriters have an over-allotment option to purchase additional shares of our common stock from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters may consider, among other things, the price of the shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of our common stock to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

LEGAL MATTERS

Certain matters with respect to the common stock offered hereby will be passed upon by Holland & Hart LLP, Reno, Nevada.

EXPERTS

The consolidated financial statements of Yuhe International, Inc. and its subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, incorporated by reference in this prospectus, have been so incorporated in reliance upon the reports of Child, Van Wagoner & Bradshaw, PLLC, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding us and our common stock offered hereby, please refer to the registration statement and the exhibits filed as part of the registration statement.

In addition, we file periodic reports with the SEC, including quarterly reports and annual reports which include our unaudited quarterly and audited annual financial statements. This registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain copies of the registration statement, including the exhibits thereto, and all of our periodic reports after payment of the fees prescribed by the SEC. For additional information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports and other information regarding registrants that file electronically with the SEC at the address: http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement filed with the SEC.  The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede this information.  The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 31, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the SEC on May 14, 2010;

•	our Current Report on Form 8-K filed with the SEC on May 17, 2010;

•
the description of our common stock contained in our Registration Statement on Form 8-A filed on October 29, 2009 (File No. 000-83125), including any amendment or report filed for the purpose of updating such description; and

•
all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, including those filed after the date of the initial registration statement and prior to effectiveness of the registration statement, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. However, any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including without limitation any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K, shall not be deemed to be incorporated by reference in this prospectus.

Any statement contained herein or made in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, at no cost to the requestor, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to:  Yuhe International, Inc., 301 Hailong Street, Hanting District, Weifang, Shandong province, the People’s Republic of China. Our telephone number is (86) 536 736 3688, and our website is located at www.yuhepoultry.com. The information on our website is not incorporated by reference in this prospectus or any prospectus supplement, and you should not consider it to be a part of this prospectus or any prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

     Shares

Yuhe International, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Roth Capital Partners

Rodman & Renshaw, LLC      Brean Murray, Carret & Co.     Global Hunter Securities

The date of this prospectus supplement is October    , 2010